SUB-ITEM 77D



On November 12, 1999, the Board of Trustees of American General Series Portfolio Company 3 approved changing the investment policies of the International Growth Fund and International Value Fund to permit investment of at least sixty-five percent (65%) of each respective Fund's total assets in foreign equity securities.
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